SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

INFORMATION TO BE INCLUDED
IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  3)*

THE HOCKEY COMPANY

(Name of Issuer)

Common Stock, par value $ .01 per share

(Title of Class of Securities)

784414203

(CUSIP Number)

David W. Pollak, Esq.

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York  10178

(212) 309-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 11, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784414203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). WS ACQUISITION LLC EIN: 13-3907149

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) NOT applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization NEW YORK

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This Amendment No. 3 (“Amendment No. 3”) to the Statement on Schedule 13D, originally filed on April 24, 1997 and as amended by Amendment No. 1, filed on August 18, 1997 (“Amendment No. 1”), and by Amendment No. 2, filed on March 26, 2001 (“Amendment No. 2”, and, as so amended by Amendment No. 1 and Amendment No. 2, the “Statement”), with respect to the common stock, par value $.01 per share (“Common Stock”), of The Hockey Company, a Delaware corporation (the “Company”), amends Items 2, 4, 5 and Appendix A of the Statement.  The principal executive office of the Company is 3500 Boulevard de Maisonneuve, Suite 800, Montreal, Quebec, Canada H3Z 3C1.  Information given in response to each item shall be deemed incorporated by reference in all other items.  Capitalized terms used but not defined in this Amendment No. 3 shall have the respective meanings ascribed to them in the Statement.

Item 2.	Identity and Background
Item 2 as set forth in the Statement is hereby amended and restated as follows:
The person filing this statement is WS Acquisition LLC (the “Reporting Person”).

Attached as Appendix A is information concerning the members and managers of the Reporting Person required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.  Such members and managers may be deemed, but are not conceded to be, controlling persons of the Reporting Person.  No corporation or other person is or may be deemed to be ultimately in control of the Reporting Person.

The Reporting Person is a limited liability company organized under the laws of the State of New York.
The principal business of the Reporting Person is holding shares of capital stock of the Company.
The address of the Reporting Person’s principal office and the address of the Reporting Person’s principal business is 390 Park Avenue, New York, New York 10022-4608.

During the past five years, neither the Reporting Person nor any of the persons or entities referred to in Appendix A have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

During the past five years, neither the Reporting Person nor any of the persons or entities referred to in Appendix A have been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
Not applicable.

Item 4.	Purpose of Transaction
Item 4 as set forth in the Statement is amended by the addition of the following at the end thereof:

On June 11, 2003, the Company merged with Hockey Merger Co., a wholly-owned subsidiary of The Hockey Company Holdings Inc., with the Company as the surviving entity.  In connection with the merger, the Common Stock was converted by operation of law into an equal number of shares of non-voting exchangeable common stock, par value $0.01 per share (“Exchangeable Shares”), of the Company.  The Exchangeable Shares are not registered pursuant to Section 12 of the Act.

Item 5.	Interest in Securities of the Issuer
Item 5 as set forth in the Statement is hereby amended and restated as follows:
(a) The Reporting Person is deemed to be the beneficial owner of 0 shares of Common Stock. The Reporting Person’s deemed beneficial ownership represents 0% of the outstanding shares of Common Stock.
(b) Not applicable.

(c)           There have been no reportable transactions with respect to the Common Stock within the last 60 days by the Reporting Person except for the disposition of beneficial ownership of the Common Stock being reported in this Amendment No. 3.

(d) Not applicable.
(e) The Reporting Person ceased to be a beneficial owner of more than five percent of the Common Stock on June 11, 2003.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.

Item 7.	Material to Be Filed as Exhibits
Not applicable.

Signature

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

WS ACQUISITION LLC

July 21, 2003
Date
/s/ Greg S. Feldman
Signature
Greg S. Feldman/President
Name/Title

APPENDIX A

The sole member of the Reporting Person is WS Holdings LLC.  WS Holdings LLC is a New York limited liability company with its principal business address at 390 Park Avenue, New York, New York  10022-4608.

The managers and officers of the Reporting Person are set forth below, and each such officer has a business address at 390 Park Avenue, New York, New York  10022-4608.

Manager:	WS Holdings LLC

Officers:	Greg S. Feldman – President, Secretary and Treasurer